

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Peter Anthony Bordes, Jr.
Chief Executive Officer
Kubient, Inc.
330 Seventh Avenue, 10th Floor
New York, NY 10011

> **Re: Kubient, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 10, 2020**
> **File No. 333-239682**

Dear Mr. Bordes, Jr.:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 10, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 37

1. It appears based upon the carrying value of the Notes and accrued interest the Notes will convert at a significant discount to the public offering price per unit. Please disclose the actual percentage discount, how you will account for the conversions, and the charge that will be incurred as a result.

Financial Statements
Note 1 - Business Organization, Nature of Operations, Risks and Uncertainties and Basis of Presentation
Unaudited Pro Forma Information, page F-5

2. Disclose the actual percentage discount to the mid-point of the estimated offering price range the will result from converting the balance of the Notes and accrued interest liabilities into an aggregate of 1,174,281 units. Also disclose the charge that will be incurred upon conversion and give pro forma effect to it in the accumulated deficit balance.

Exhibits

3. Please update your legality opinion to reflect the change in the number of units being offered.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marc J. Adesso